                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 2)

                           PACIFIC SCIENTIFIC COMPANY
                ------------------------------------------------

                           (Name of Subject Company)

                             KOLLMORGEN CORPORATION
                               TORQUE CORPORATION
                      ------------------------------------

                                   (Bidders)

                    Common Stock, $1.00 par value per share
           (Including the Associated Preferred Stock Purchase Rights)
          ------------------------------------------------------------

                         (Title of Class of Securities)

                             694806 (Common Stock)
                      ------------------------------------

                     (CUSIP Number of Class of Securities)

                              James A. Eder, Esq.
                             KOLLMORGEN CORPORATION
                               1601 Trapelo Road
                          Waltham, Massachusetts 02154
                                 (781) 890-5655
    ------------------------------------------------------------------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:

                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                           Telephone: (212) 848-4000

    This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1, as amended by Amendment No. 1 thereto dated December 23, 1997 (the "Schedule 14D-1") relates to the offer by Torque Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Parent"), to purchase 6,347,241 shares of common stock, par value $1.00 per share (the "Common Stock"), of Pacific Scientific Company, a California corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") or such greater or lesser number of Shares that, together with the Shares owned by Parent and Purchaser, would constitute a majority of the outstanding Shares on a fully diluted basis (such number of Shares being the "Minimum Number"), at a price of $20.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 15, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which were attached to the Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively. The Schedule 14D-1 was initially filed on December 15, 1997.

    Capitalized terms used but not otherwise defined herein have the respective meanings assigned to such terms in the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (2) Item 1(b) is hereby amended and supplemented as follows:

    On December 22, 1997, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 reporting that the Company had (i) redeemed the preferred share purchase rights issued under the Shareholder Protection Agreement, dated as of November 7, 1988, as amended, between the Company and Manufacturers Hanover Trust Company, as successor rights agent, subject to certain conditions, (ii) adopted a new Preferred Share Purchase Rights Plan, dated as of December 21, 1997 (the "New Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent and (iii) declared a dividend of one preferred share purchase right (a "New Right") for each outstanding share of Common Stock. Accordingly the Schedule 14D-1, the Offer to Purchase and the Letter of Transmittal are hereby amended and supplemented such that (i) the term "Rights Agreement" therein shall mean and be a reference to the New Rights Agreement; (ii) the term "Rights Agent" therein shall mean and be a reference to ChaseMellon Shareholder Services, L.L.C.; and (iii) the term "Rights" therein shall mean and be a reference to the New Rights. The Schedule 14D-1, the Offer to Purchase and the Letter of Transmittal are further amended by (i) replacing the phrase "Separation Time" wherever such phrase appears in the Offer to Purchase and Letter of Transmittal with the phrase "Distribution Date" and (ii) replacing the phrase "associated preferred stock purchase right" wherever such phrase appears in the Offer to Purchase and Letter of Transmittal with the phrase "associated preferred share purchase right".

    (2) Section 16 ("Shareholder Rights Plan") of the Offer to Purchase is hereby amended and restated in its entirety by replacing such section with the following:

    Section 16. The Rights Agreement. According to a Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 22, 1997, on December 21, 1997, the Company redeemed (effective at such time, and only at such time, as (i) the dividend of Rights is actually paid and the Rights have become effective, (ii) the Rights are duly registered pursuant to an effective registration statement under the Exchange Act and (iii) the Rights are listed together with the Common Stock on the New York Stock Exchange) the existing rights issued pursuant to the Shareholder Protection Agreement dated as of November 7, 1988, as amended, between the Company and Manufacturers Hanover Trust Company, as successor rights agent, described in the Company's Current Report on Form 8-K filed on February 16, 1996. Simultaneously therewith, the Company adopted the Rights Agreement and declared a dividend distribution of Rights thereunder.

    Under the Rights Agreement, one Right to purchase a fractional share of the Company's Series B Junior Participating Preferred Stock (the "Preferred Shares") was distributed as a dividend on each outstanding share of Common Stock held of record as of December 21, 1997 (or such date as permitted by the New York Stock Exchange). The Rights will trade in tandem with the Common Stock. Each Right entitles holders of Common Stock to purchase one one-hundredth of a Preferred Share at a price of $75, subject to adjustment (the "Purchase Price"). Preferred Shares purchasable upon exercise of the Rights will not be redeemable. The holders of Preferred Shares will be entitled to receive, when, as and if declared by the Company Board, quarterly dividends equal to the greater of $1 or 100 times the dividend on the Common Stock. Each Preferred Share will have a liquidation preference of $100 but will be entitled to a minimum preferential liquidation payment of 100 times the payment made per share of Common Stock. The holders of Common Stock and Preferred Shares generally will vote together as a class, with holders of Preferred Shares authorized to cast 100 votes on each matter for each such share held. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by antidilution provisions.

    Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

    Until the Distribution Date (as defined below), the Rights are not exercisable. Prior to the Distribution Date, certificates representing the Rights will not be sent to shareholders and the Rights will attach to and trade only together with shares of Common Stock. Shares of Common Stock issued after the record date and prior to the Distribution Date will be issued with accompanying Rights.

    Separate Rights certificates will be issued and the Rights will become exercisable on the date (the "Distribution Date") which is the earlier to occur of the following events: (i) 10 days following the date on which a person (or its affiliates or associates) acquires, or obtains the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (such person thereby becoming an "Acquiring Person") and (ii) 10 business days (or such later date as may be determined by the Company Board) following the commencement by any person of, or public announcement of the intention of any person to commence, a tender or exchange offer for outstanding shares of Common Stock that would result in such person owning beneficially 10% or more of the outstanding shares of Common Stock. The Rights are redeemable, for $0.01 each, by action of the Company Board prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Stock.

    If, after the Distribution Date, unless the Rights are earlier redeemed or have expired as described below, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which all or any part of the Company's outstanding shares of Common Stock are changed or exchanged for cash, stock or other assets or (ii) 50% or more of the Company's consolidated assets or earning power is sold, then proper provision must be made so that each holder of a Right which has not theretofore been exercised will thereafter have the right to receive in lieu of Preferred Shares, upon exercise and payment of the then current Purchase Price therefor, shares of common stock of the acquiring or surviving company (which may be the Company), or certain related entities, having a value equal to two times the exercise price of the Right.

    At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Company Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

    Following the Distribution Date, holders of the Rights (other than Rights beneficially owned by the Acquiring Person and certain related entities, which will thereafter be void) will be entitled to receive, upon exercise and the payment of the Purchase Price, one unit of Preferred Shares. The rights, preferences, privileges and restrictions of Preferred Shares are set forth in a Certificate of Designation filed by the Company with the office of the California Secretary of State. The Company has reserved initially 300,000 Preferred Shares for issuance upon exercise of the Rights.

    The Rights will expire on December 21, 2007 (the "Final Expiration Date"), unless earlier redeemed (as described below) or exchanged by the Company.

    At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding shares of Common Stock, the Company Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Company Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

    The Purchase Price payable, the number of Rights issued per share of Common Stock and the number of fractions of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

    Until a Right is exercised, the holder thereof, as such, will have no Rights as a shareholder of the Company (other than rights resulting from such holder's ownership of shares of Common Stock), including, without limitation, the right to vote or to receive dividends.

    The issuance of Preferred Shares upon exercise of the Rights is subject to the effectiveness of a registration statement under the Securities Act. A copy of the Rights Agreement has been filed by the Company with the Commission on December 22, 1997 as an exhibit to a registration statement on Form 8-A under the Exchange Act.

                                 EXHIBIT INDEX

EXHIBIT
NO.                                                          DESCRIPTION
---------------  ---------------------------------------------------------------------------------------------------

*(a)(1)          Form of Offer to Purchase dated December 15, 1997.

*(a)(2)          Form of Letter of Transmittal.

*(a)(3)          Form of Notice of Guaranteed Delivery.

*(a)(4)          Form of Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.

*(a)(5)          Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to
                 Clients.

*(a)(6)          Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)          Summary Advertisement as published in The Wall Street Journal on December 15, 1997.

*(a)(8)          Press Release issued by Parent on December 15, 1997.

*(a)(9)          Definitive Consent Solicitation Statement/Prospectus filed with the Commission on December 15,
                 1997.

*(a)(10)         Form of Consent.

*(a)(11)         Parent Letter to Company Shareholders dated December 15, 1997.

*(a)(12)         Form of Press Release dated December 15, 1997, relating to the record date for action by consent of
                 Pacific Scientific Shareholders.

*(a)(13)         Press Release issued by Parent on December 22, 1997.

*(b)(1)          Commitment Letter among Salomon Brothers Inc, Salomon Brothers Holding Company Inc and Parent,
                 dated December 9, 1997.

*(c)             Not applicable.

*(d)             Not applicable.

*(e)             Not applicable.

*(f)             None.

*(g)(1)          Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Central District of California on December 15, 1997.

------------------------

* Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1997

                                TORQUE CORPORATION

                                BY:  /S/ JAMES A. EDER
                                     -----------------------------------------
                                     Name: James A. Eder
                                     Title:  Vice President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1997        KOLLMORGEN CORPORATION

                                By:  /s/ JAMES A. EDER
                                     -----------------------------------------
                                     Name: James A. Eder
                                     Title:  Vice President